FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of February 2012

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Immediate Report Filed with the Israeli Securities Authority on 16 February, 2012 regarding the results of the negotiations with Starling regarding proposed Merger Transaction

Further to the announcement by Elron Electronic Industries Ltd. (TASE: ELRN) (the "Company") on January 31, 2012 regarding its approach, jointly with its subsidiary RDC – Rafael Development Corporation Ltd. ("RDC"), to  Starling Advanced Communications Ltd. ("Starling") with a proposal to conduct negotiations regarding a possible merger between Starling and a fully owned subsidiary of the Company and RDC (the "Subsidiary") within the framework of which all publicly-held Starling shares will be purchased by the Company and RDC in consideration for cash ("Merger Proposal"), the Company updated that on February 16, 2012, representatives of the Company and RDC met with the merger committee of Starling (consisting of Starling's external directors) and conducted negotiations in connection with the Merger Proposal. Following negotiations, the parties reached agreement on the consideration that will be paid within the framework of the Merger Proposal.

In accordance with the  agreement reached, under the proposed merger transaction, the Subsidiary will be merged with and into Starling and all publicly-held Starling shares will be purchased by the Company and RDC in consideration for cash at a price per share of NIS0.87 (approximately $0.22)  reflecting an aggregate value of the shares of Starling of NIS9,246,464 (approximately $2,467,698) based on Starling's current issued shares (namely, an increase of NIS0.05 (approximately $0.13) in the price per  share initially proposed to Starling), such that upon completion of the merger, Starling will become a private company fully owned by the Company and RDC.

It should be noted that at this stage, the agreement reached is subject to the approval of the authorized organs of the Company and RDC as well as the approval of the audit committee, board of directors and shareholders of Starling. It should be further noted that, at this stage, there can be no assurance as to the engagement of Starling and the Subsidiary in a binding agreement or its consummation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  February 16, 2012